2121 Old Gatesburg Road, Suite 110 State College, PA 16803 Main Office: (814) 308-9754 www.eclipseresources.com

October 19, 2016

VIA EDGAR

Ethan Horowitz, Branch Chief

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Eclipse Resources Corporation

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 4, 2016

Response Dated August 23, 2016

File No. 1-36511

Ladies and Gentlemen:

Set forth below is the response of Eclipse Resources Corporation, a Delaware corporation (the “Company,” “we,” “our” or “us”), to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) contained in the letter, dated October 6, 2016, concerning the above referenced filing. For ease of reference, we have included the text of the Staff’s comment in bold type below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Factors That Significantly Affect Our Financial Condition and Results of Operations, page 55

1.	We note your response to prior comment 2 and reissue the comment. Your response indicates that you are unable to provide quantitative disclosure due to your inability to reliably predict where the combination of commodity price and other variables are reasonably likely to trend. However, our prior comment requested quantitative disclosure related to the expected impact of currently depressed commodity prices on your reserves and the effect of different scenarios regarding changes in commodity prices which you deem reasonably likely to occur. SEC Release No. 33-8350 outlines that quantified disclosure regarding the effects of known material trends and uncertainties should be provided, and may be required, if quantitative information is reasonably available. Revise your disclosure accordingly.

In response to the Staff’s comment, we will include additional disclosure similar to the following disclosure within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in future filings, as applicable and to the extent required. We believe that such additional disclosure will be applicable in periods where we expect that sustained lower or declining commodity prices are reasonably likely to cause us to incur future material downward revisions to or impairments of our estimated oil and natural gas reserves.

October 19, 2016

“If the currently depressed pricing environment for natural gas, NGLs and oil persists or worsens, it may significantly impact our estimates of natural gas, NGLs and oil reserves, which are estimated and reported as of December 31 of each calendar year. Our estimated net proved reserves at December 31, 2015 were determined using a 12-month unweighted arithmetic average of the first-day-of-the month price for each month in the period from January 2015 to December 2015, which was $2.59 per MMBtu for natural gas and $50.28 per barrel for NGLs and oil. It is difficult to quantify the expected impact of currently depressed commodity prices on our previously reported estimated net proved reserves with any degree of certainty because of the various components and assumptions used in the process. However, if commodity prices remain at current levels or decline further, and assuming all other inputs remain constant, we expect a negative price-related revision to our previously reported estimated net proved reserves. We are still in the initial stages of our year-end reserves estimation process with our independent reserve engineers, including aligning our proved undeveloped reserves with our anticipated five-year drilling plan and accounting for current year activity. We are also awaiting final year-end pricing as well as revised differentials, capital costs and operating expense assumptions, many of which have improved since year-end 2015 as a result of the current commodity pricing environment. Therefore, we are unable to quantify the amount of any future reserve revisions at this time.

To demonstrate the sensitivity of our estimates of natural gas, NGLs and oil reserves to changes in commodity prices, if we reduced the 12-month average SEC price to $2.28 per MMBtu for natural gas and $41.68 per Bbl for NGLs and oil, and held all other factors constant, then our estimated net proved reserves at December 31, 2015 would have been reduced by approximately 22% from our previously reported estimated net proved reserves at such time, including an 8% reduction of proved developed reserves and a 78% reduction of proved undeveloped reserves. The foregoing prices were calculated using the unweighted arithmetic average first-day-of-the-month price for each of the twelve months ended September 30, 2016. This calculation only isolates the potential impact of commodity prices on our estimated proved reserves and does not account for other factors impacting our estimated proved reserves, such as anticipated drilling and completion costs and our production results since December 31, 2015. There are also numerous uncertainties inherent in the estimation of proved reserves and accounting for oil and natural gas properties in subsequent periods. As such, this calculation is provided for illustrative purposes only and should not be construed as indicative of our final year-end reserve estimation process, which, as noted above, is still in its initial phase.”

*****

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (814) 409-7004 with any questions or comments regarding this correspondence.

Regards,

/s/ Matthew R. DeNezza

Matthew R. DeNezza

Executive Vice President and Chief Financial Officer

Eclipse Resources Corporation